SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Brookfield DTLA Fund Office Trust Investor Inc.
(Name of Issuer)

7.625% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share
(Title of Class of Securities)

112714209
(CUSIP Number)

Schulte Roth & Zabel LLP Attention: Eleazer Klein, Esq. 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 22, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 112714209	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Wingspan Investment Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 285,455
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 285,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 285,455
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (See Item 5)
14	TYPE OF REPORTING PERSON IA

CUSIP No. 112714209	SCHEDULE 13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Buckley T. Ratchford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 285,455
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 285,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 285,455
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 112714209	SCHEDULE 13D/A	Page 4 of 5 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 24, 2014 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D") with respect to shares of 7.625% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share (the "Shares"), of Brookfield DTLA Fund Office Trust Investor Inc., a Maryland corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No.1 amends Items 4 and 5 as set forth below. This Amendment No. 1 constitutes an "exit filing" with respect to the Schedule 13D for the Reporting Persons.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As a result of the Issuer’s decision to hold its annual meeting of stockholders of the Issuer (the “Annual Meeting”) on October 17, 2014, and its corresponding decision to not call a special meeting pursuant to the Meeting Request Letter because the Annual Meeting is scheduled within 90 days of the Meeting Request Letter, the Reporting Persons no longer may be deemed to be members of a “group” within the meaning of Rule 13d-5 of the Act with the Other Holder. Accordingly, this Amendment No. 1 constitutes an “exit filing” with respect to the Schedule 13D for the Reporting Persons.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and the percentage of the Shares beneficially owned by each of the Reporting Persons. The percentage reported in this Schedule 13D is calculated based upon the 9,730,370 Shares outstanding as of June 30, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2014.

(e)	August 22, 2014

CUSIP No. 112714209	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 22, 2014

WINGSPAN INVESTMENT MANAGEMENT, LP
By: Wingspan Investment Management GP, LLC, its managing member

/s/ Buckley T. Ratchford
Name: Buckley T. Ratchford
Title: Managing Member

/s/ Buckley T. Ratchford
Buckley T. Ratchford

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